1180 West Peachtree Street, Suite 1800 | Atlanta, GA 30309 | T 404.817.8500 | F 404.881.0470
Holland & Knight LLP | www.hklaw.com

Terrence O. Davis
(404) 817-8531
 terrence.davis@hklaw.com

March 27, 2017

VIA EDGAR
Mr. Jeffrey A. Foor
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549

RE:	Griffin Institutional Access Credit Fund
(File Nos. 333-211845 and 811-23159)

Dear Mr. Foor:

At your request, we are submitting this letter on behalf of our client, Griffin Institutional Access Credit Fund (the "Trust" or the "Registrant") to the Securities and Exchange Commission (the "SEC") through the EDGAR system. The purpose of this letter, is to respond to the oral comments provided by the staff of the SEC (the "Staff") to the undersigned in connection with the review conducted by the Staff of the second pre-effective amendment to the registration statement on Form N-2 filed with the SEC by the Trust on March 2, 2017.

Set forth below is a summary of the Staff’s comments and the response of the Trust to each such comment.

SEC Review Comments

1.
Comment. With respect to the reference to exemptive relief in the prospectus summary, please clarify that there can be no guarantees that the Sub-Adviser will be able to obtain such exemptive relief or what conditions may be imposed on the granting of such relief.

Response. The disclosure has been revised as requested.

2.	Comment. With respect to the following sentence:

From time to time, the Sub-Adviser may determine to refer certain conflicts of interest to Bain Capital Credit’s Allocation Committee (the “Allocation Committee”), comprised of senior Bain Capital Credit personnel, for review and resolution, particularly in situations where the Sub-Adviser and other affiliated investment advisers are unable to resolve such conflicts;

Anchorage | Atlanta | Austin | Boston | Chicago | Dallas | Denver | Fort Lauderdale | Jacksonville | Lakeland | Los Angeles | Miami
New York | Northern Virginia | Orlando | Portland | San Francisco | Tallahassee | Tampa | Washington, D.C. | West Palm Beach

please clarify by adding “and as required by applicable law or under the terms of any exemptive relief” after “from time to time.”

Response. The disclosure has been revised as requested.

3.
Comment. In the section entitled “Estimated Fund Expenses,” the disclosure references the reimbursement of travel and entertainment expenses incurred by the Sub-Adviser or its affiliates incurred in connection with the Fund’s affairs. Please explain the appropriateness of passing along the Sub-Adviser’s travel and entertainment expenses to shareholders and why such expenses are not covered by the sub-advisory fee.

Response. The subject language has been revised to clarify that BCSF Advisors, LP (the “Adviser”) may seek reimbursement from the Registrant of only actual travel costs incurred by the investment professionals of the Sub-Adviser solely in connection with the investment activity of the Registrant, including conducting on-site due diligence in connection with a potential investment by the Registrant (e.g., meeting with the management of the prospective investment, inspecting its facilities and meeting with its key customers and suppliers) and, after an investment has been made by the Registrant, monitoring the investment on behalf of the Registrant, including attending portfolio company board and other meetings as board observers or otherwise. To that end, the reference to entertainment expenses has been removed. Under the terms of the investment sub-advisory agreement, any expenses incurred by the Sub-Adviser on behalf of the Registrant, including any travel expenses, must be both reasonable and consistent with the fiduciary obligations of the Sub-Adviser to the Registrant and shareholders.

It is important to highlight that because the Registrant primarily invests in private companies (as opposed to public companies), there is generally little or no publicly available information about their businesses, operations and financial condition on which the Sub-Adviser can rely in connection with making initial and ongoing investment decisions on the behalf of the Registrant.  As a result and unlike mutual funds or registered closed-end funds that primarily invest in public companies, it is necessary for the Sub-Adviser to conduct a significant amount of initial and ongoing due diligence with respect to the investment portfolio of the Registrant, including the on-site due diligence and monitoring activities described above.

The Registrant believes that the reimbursement of these expenses by the Registrant is consistent with Section 15 of the 1940 Act in that the sub-advisory agreement specifically describes that the Registrant (and not the Sub-Adviser) is responsible for such expenses and such sub-advisory agreement was approved in accordance with Sections 15(a) and 15(c) thereof.  Similarly, the prospectus of the Registrant, as noted above, described specifically the range of expenses that the Registrant will be expected to bear on an ongoing basis.

Moreover, Section 15 of the 1940 Act does not limit the amount and type of expenses that may be allocated to an investment company pursuant to an investment advisory or sub-advisory agreement, but instead provides procedures for the investment company’s board of directors to review such allocations in accordance with their fiduciary duty under Section 36(b) of the 1940 Act.  In that regard, the board of trustees of the Registrant will review certain information regarding amounts paid and reimbursed by the Registrant to the Sub-Adviser, including the expenses relating to, or associated with, making investments described above, in connection with its quarterly review of the Registrant’s financial statements and its annual review and approval of the investment sub-advisory agreement.

4.	Comment. Please include the final version of the auditor’s consent.

Response. The final version of the consent has been filed as an exhibit.

5.	Comment. Please include the auditor’s opinion in the financial statements of the statements of additional information.

Response. The opinion has been included.

In addition to the foregoing, the Registrant has made other non-material clarifying changes to the filing.

* * *

If you have any questions or comments, please contact the undersigned at 404.817.8531. Thank you in advance for your consideration.

Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis